TRADE STREET SOCIAL SPV, LLC

Unaudited Financial Statements for the Interim Period April 28, 2023 (Inception)
ending on April 30, 2023



Jason M. Tyra
CPA PLLC

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Trade Street Social SPV, LLC
Wines Greer, SC

We have reviewed the accompanying financial statements of Trade Street Social SPV, LLC (a limited liability company), which comprise the balance sheet as of the interim period ending on April 30, 2023, and the related statements of income, changes in members' equity, and cash flows for the periods then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform pro-cedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

We are required to be independent of Trade Street Social SPV, LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Plano, TX
June 2, 2023

6301 Preston Rd Suite 700
Plano, TX 75024
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

TRADE STREET SOCIAL SPV, LLC
BALANCE SHEET
APRIL 30, 2023
_____

ASSETS

CURRENT ASSETS
Cash $ -

TOTAL ASSETS   -

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES
Accounts Payable   -

TOTAL CURRENT LIABILITIES   -

TOTAL LIABILITIES   -

MEMBERS' EQUITY
Contributed Capital   146
Retained Deficit   (146)

TOTAL MEMBERS' EQUITY   -

TOTAL LIABILITIES AND MEMBERS' EQUITY $ -

TRADE STREET SOCIAL SPV, LLC
INCOME STATEMENT
FOR THE PERIOD ENDED APRIL 30, 2023

Operating Expense	
Formation Expenses	146
	146
Net Loss from Operations	(146)
Other Income (Expense)	-
Net Loss	$ (146)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements. (Unaudited)

TRADE STREET SOCIAL SPV, LLC
STATEMENT OF CASH FLOWS
FOR THE PERIOD ENDED APRIL 30, 2023

Cash Flows From Operating Activities		
Net Loss For The Period	$	(146)
Net Cash Flows From Operating Activities		(146)
Cash Flows From Investing Activities		
Net Cash Flows From Investing Activities		-
Cash Flows From Financing Activities		
Increase in Contributions		146
Net Cash Flows From Financing Activities		146
Cash at Beginning of Period		-
Net Increase (Decrease) In Cash		-
Cash at End of Period	$	-

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements. (Unaudited)

TRADE STREET SOCIAL SPV, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE PERIOD ENDED APRIL 30, 2023

	Contributed Capital	Retained Deficit	Total Members' Equity
Balance at April 28, 2023 (Inception)	$ -	$ -	$ -
Equity Based Contributions	146		146
Net Loss		(146)	(146)
Balance at April 30, 2023	$ 146	$ (146)	$ -

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements. (Unaudited)

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Trade Street Social SPV, LLC ("the Company") is a limited liability company organized under the State of South Carolina. The Company will act as an ownership intermediary company between investors and Trade Street Social, LLC.

Trade Street Social, LLC will operate an entertainment venue which will feature a kitchen, bar, indoor/outdoor seating, and other various entertainment options.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's fiscal year ends December 31.

Significant Risks and Uncertainties

The Company is subject to customary risks, but not limited to, the need for protection of intellectual property, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a partnership in the federal jurisdiction of the United States. The Company sustained a net operating loss during the period ended of April 30, 2023. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements, but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise tax filing requirements in the State of South Carolina.

NOTE C- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE D- LLC MEMBER LIABILITY

The Company is organized as a limited liability company. As such, the financial liability of members of the Company for the financial obligations of the Company is limited to each member's contribution of capital to the Company.

NOTE E- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before June 2, 2023, the date that the financial statements were available to be issued.